Bunker Hill Mining Corp.

82 Richmond Street East

Toronto, Ontario, Canada M5C 1P1

February 24, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Anuja A. Majmudar, Esq.
Laura Nicholson, Esq.

Re:	Bunker Hill Mining Corp. – Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-268505)

 Mesdames Majmudar and Nicholson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bunker Hill Mining Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-268505), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) on the grounds that the Company, in connection with its pursuit of an alternative financing opportunity, has decided not to engage in the offering to which the Registration Statement relates at this time. The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

The Registration Statement was as originally filed with the Commission on November 21, 2022 and has not been declared effective by the Commission. No shares of common stock of Company have been, or will be, issued or sold under the Registration Statement, and all activities in respect of the public offering contemplated thereby have been discontinued. The Company requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact me at (416) 477-7771.

Sincerely,

Bunker Hill Mining Corp.

/s/ David Wiens
Chief Financial Officer and Corporate Secretary